Delisting Determination,The Nasdaq Stock Market, LLC,
May 21, 2015, Video Display Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common shares of Video Display Corporation (the Company), effective at the opening of the trading session on June 1, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f).
The Company was notified of the Staffs determination on April 21, 2015. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 30, 2015.